Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via Edgar

May 6, 2025

Morgan Youngwood and Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Jingbo Technology, Inc. (the “Company”)
Form 10-K/A for the Fiscal Year Ended February 29, 2024
Form 10-K for the Fiscal Year Ended February 29, 2024
Response dated April 8, 2025
File No. 000-56570

Dear Messrs. Youngwood and Krikorian,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 22, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K/A (the “Form 10-K/A”) for the Fiscal Year Ended February 29, 2024 and Form 10-K for the Fiscal Year Ended February 29, 2024 (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. The Company has filed an amendment to the Form 10-K (the “Amendment”) in response to the Staff’s comments.

Amendment 3 to Form 10-K/A for the Fiscal Year Ended February 29, 2024

Financial Information Related to the Consolidated VIE, Trusts and Partnerships, page 9

1.

We note your revised disclosures in response to prior comment 2. Please revise the table to include a column for the Huixin WFOE and present your equity investment interest in, and your share of Huixin WFOE’s net income or losses. Explain why your schedules of Selected Condensed Consolidated Balance Sheets Information do not include a separate line item and eliminating adjustments for the Parent’s investment in Huixin WFOE. In addition, the table should present Huixin WFOE’s economic interest in the VIE’s business operations through contractual agreements between the VIEs and Huixin WFOE. That is, Huixin WFOE should present the service fee income and related receivable due from the VIE to the WFOE from the date the Exclusive Business Corporation Agreement was signed (i.e., WOFE’s share of VIEs’ income or losses). Lastly, refer to all schedules, including the header, as condensed “consolidating” financial data. Consider reordering the table to start with the parent, then the WOFE and the VIEs accordingly. Supplementally provide us with revised tables.

Response: The Company has amended pages 9 and 10 of the Amendment in response to the Staff’s comments.

The Company added one line in the table on page 9 of the Amendment. The Company respectfully submitted that no service fee and accounts receivable are due from the VIE to the WFOE since the exclusive business corporation agreement was signed. Pursuant to the exclusive business corporation agreement, the service fee shall be the net income of the VIE after deducting all the necessary expenses, fees and taxes (excluding the consulting fee paid to WFOE), offsetting any losses from previous years, and retaining other legally required amounts amounts. As VIE made losses since the exclusive business corporation agreement was signed, no fee is due to WFOE.

Item 1A. Risk Factors

“We do not have direct ownership of some of our operating entities in Chinese Mainland, but exercise control over...”, page 19

2.	We note your revised disclosures in response to prior comment 4 that state “As a result, through such contractual arrangements with the VIE and its shareholders, we are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with all of our current revenue is derived from our VIE in Chinese Mainland.” Your disclosures appear to infer ownership over the VIEs (e.g., “our VIE”). Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Response: The Company has amended pages 19, 20, 21, 22, and 34 of the Amendment in response to the Staff’s comments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedure,, page 72

3.	We note your revised disclosures in response to prior comment 5 state “Based on this evaluation of our disclosure controls and procedures as of February 28, 2024, our management concluded that our disclosure controls and procedures as of such date are effective at the reasonable assurance level.” We also note from your disclosures that there are material weaknesses and management concluded that your internal controls over financial reporting were not effective as of February 29, 2024. Please help us better understand how you were able to conclude that your disclosure controls and procedures are effective when there are material weaknesses in your internal controls over financial reporting.

Response: The Company has amended page 72 of the Amendment in response to the Staff’s comments. A word was inadvertently omitted in the document, which unintentionally altered the intended meaning.

* * *

Please contact the undersigned at +1 310 7285129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Zhang Guowei